BYLAWS
OF DCARE, INC.

ARTICLE I
LOCATIONS

1.1   The Corporation's principal office is at:

2147 University Avenue West, Suite 105
Saint Paul, MN 55114.

1.2   Other offices for the transaction of business will be at such places as the board of directors may from time to time determine.

ARTICLE II
SHAREHOLDERS MEETINGS

2.1   The board of directors of the Corporation shall cause a regular meeting of shareholders on an annual or other less frequent basis, but need not be held unless required by law. Each regular meeting will be held on the date and at the time and place determined by the board of directors and set forth in the notice of the meeting. At each regular meeting, the shareholders shall elect directors to serve until the next regular meeting of shareholders. No other particular business must be transacted at a regular meeting, but any business appropriate for action by the shareholders may be transacted.

2.2   A special meeting of the shareholders may be called by any person or persons authorized by law to do so, and will be held on the date and at the time and place fixed by the person calling the meeting. The business transacted at a special meeting is limited to the purposes stated in the notice of the meeting.

2.3   Notice of the time and place of all meetings will be mailed by the secretary to each shareholder entitled to vote at the last known address of said shareholder as the same appears on the books of the Corporation at least 5 days before the date of all meetings. In the case of a special meeting, the notice shall contain a statement of the purposes of the meeting. Notices may also contain any other information deemed necessary or desirable by the board of directors or the person or persons calling the meeting.

2.4   The president (or, in his or her absence, a vice president) shall preside at all such meetings.

2.5   At every shareholders' meeting, each shareholder is entitled to cast one vote for each voting share held in his or her name, either in person or by proxy. All proxies must be in writing and must be filed with the secretary. The secretary must enter the proxy in the minutes of the meeting.

2.6   A quorum for the transaction of business at such meetings consists of shareholders representing a majority of the voting shares issued and outstanding. Shareholders present at any meeting, though less than a quorum, may adjourn the meeting to a future time without notice other than an announcement at the meeting. If a quorum is present when a meeting is convened, the shareholders present may continue to transact business until adjournment, even though the withdrawal of shareholders originally present leaves less than the number otherwise required for a quorum.

2.7   Any meeting of the shareholders may be held in person or by any means of electronic or telephonic communication through which the shareholders may communicate with each other on a substantially simultaneous basis during the meeting, or by any other means permitted under Minnesota law.

2.8   A shareholder may waive notice of a meeting of shareholders. A waiver of notice by a shareholder entitled to notice is effective whether given before, at, or after the meeting, and whether given in writing, orally, or by attendance.

ARTICLE III
BOARD OF DIRECTIONS

3.1   The business, affairs, and property of the Corporation will be managed by a board of one or more directors who must be elected by the shareholders at each regular meeting and will hold office until their successors are duly elected and qualified or until the earlier death, resignation, removal, or disqualification of the director. The number of directors to be elected at each regular meeting must be determined by the directors in advance of the meeting and set forth in the meeting notice. Shareholders have the right to change the number of directors to be elected by majority vote taken at the meeting. Directors shall be natural persons and need not be shareholders.

3.2   The regular meetings of the directors will be held without notice immediately after the adjournment of each regular shareholders meeting.

3.3   Special meetings of the board of directors may be called by the president or, in his/her absence, by a vice president. A special meeting also may be called by any member of the board of directors.

3.4   Notice of all special meetings must be mailed or telegraphed to each director by any director at least 5 days before the meeting. All notices of special meetings must state the meeting's purpose.

3.5   A quorum for the transaction of business at any meeting of the directors consists of a majority of the members of the board of directors. Any meeting of the directors may be held in person or by any means of electronic or telephonic communication through which the directors may communicate with each other on a substantially simultaneous basis during the meeting, or by any other means permitted under Minnesota law.

3.6   The directors shall elect the officers of the Corporation and fix their salaries.

3.7   A director may resign by giving written notice to the corporation. The resignation is effective without acceptance when the notice is given, unless a later effective time is specified in the notice.

3.8   A director may be removed with or without cause, by the affirmative vote of a majority of the remaining directors. Any or all of the directors may be removed by the affirmative vote of the holders of the proportion or number of the voting power of the shares of the classes or series that the director represents that would be sufficient to elect them.

3.9   Vacancies in the board of directors may be filled for the unexpired terms by the vote of a majority of the remaining directors, even though less than a quorum, or by the shareholders.

3.10   A resolution by the affirmative vote of a majority of the board of directors may establish committees of the board having the authority of the board in the management of the business of the corporation, but only to the extent provided in the resolution. A committee member need not be a director.

ARTICLE IV
OFFICERS

4.1   The officers of the Corporation shall be a president, a secretary, and a treasurer, and such additional officers as the board of directors may from time to time determine, all of whom shall be elected for an indefinite term and shall hold office until their successors are duly elected and qualified. Any offices, except for president and vice president, may be held by the same person.

4.2   The president shall be the chief executive officer of the Corporation, shall preside at all directors and shareholders meetings, and shall have general management over the affairs of the Corporation and over the other officers. The president shall execute all bonds, mortgages, and other contracts of the Corporation and shall perform all such other duties as prescribed by the board of directors or incident to his/her office under law.

4.3   The secretary shall issue notices of directors and shareholders meetings and shall attend and keep the minutes of these meetings. He/she shall have charge of all corporate books, records and papers, shall be custodian of the corporate seal (if one is adopted), shall attest with his/her signature (and impress with the corporate seal, if one is adopted) all share certificates, and shall perform all such other duties as prescribed by the board of directors.

4.4   The treasurer shall be the chief financial officer of the Corporation, shall have the custody of all moneys and securities of the Corporation, and shall give bond in such sum and with such sureties as the directors may require, conditioned upon the faithful performance of the duties of his office. He/she shall keep regular books of account, and shall submit them, with all his/her vouchers, receipts, records, and other papers, to the directors for their examination and approval as often as they may require and shall perform all such other duties as prescribed by the board of directors or incident to his/her office under law.

4.5   The board of directors may designate one or more vice presidents. Vice presidents, in the order designated by the board, shall perform the duties and exercise the powers of the president in his or her absence or disability, and shall perform such other duties as the board may prescribe or as the president may delegate.

4.6   An officer may resign by giving written notice to the corporation. The resignation is effective without acceptance when the notice is given, unless a later effective time is specified in the notice.

4.7   An officer may be removed with or without cause by resolution approved by the affirmative vote of a majority of the directors present. Removal is without prejudice to any contractual rights of the officer.

ARTICLE V
SHARES

5.1   Any or all classes and series of shares of the stock of this corporation, upon resolution approved by the board of directors, may be uncertificated shares. The secretary shall send any notice regarding the issuance or transfer of uncertificated shares that is required by law within 20 calendar days of the issuance or transfer.

5.2   Certificates of shares shall be in a form approved by the board of directors. All share certificates must be signed by the president and secretary. Signatures may be facsimiles, engraved, printed, placed, or otherwise reproduced on any document.

5.3   Transfers of certificated shares will be made only on the books of the Corporation, and the old certificate properly endorsed must be surrendered and cancelled before a new certificate is issued. Transfers of uncertificated shares shall be made by the means determined by the board of directors.

5.4   In case of loss or destruction of a share certificate, no new certificate will be issued in lieu of the lost or destroyed share certificate except upon satisfactory proof to the board of directors of such loss or destruction and upon the giving of satisfactory security, by bond or otherwise, against loss to the Corporation.

ARTICLE VI
CORPORATE SEAL

6.1   This Corporation shall not have a corporate seal.

ARTICLE VII
FISCAL YEAR

7.1   The board of directors shall establish the Corporation's fiscal year.

ARTICLE VIII
AMENDMENTS

8.1   Subject to any limitations in the Articles of Incorporation or applicable law, these Bylaws may be amended by the board of directors. However, the board of directors shall not alter or repeal any Bylaw that: (a) fixes a quorum for a shareholder's meeting; (b) alters the voting rights of shareholders; (c) prescribes procedures for removing directors or filling vacancies on the board; (d) reduces the number of directors; (e) fixes the classifications, qualifications, or terms of office of directors; or (f) alters the restrictions on transfers of stock.

These Bylaws may also be amended by the shareholders as permitted by applicable law.

These Bylaws were adopted by resolution of the board of directors on November 30, 2021.

Michael A. Essien, Esq. Incorporator